Exhibit 99.3

PERDIGÃO ENTERS THE PET FOOD MARKET

Company launches pet food lines to meet specific needs of each animal according to its size, age and sense of taste

In April, Perdigão is to make its debut in the Pet Food market with the launch of dog rations sold under the Balance and Supper brand names. The products will be the first in the Essencial Pet Care portfolio, a division set up especially for the segment’s products. This new business is one more step in the process of the Company’s diversification through the identification of opportunities in sectors with major growth potential.

The decision to enter this market also took into account the availability of infrastructure and raw materials used in the Company’s varied production chain. Perdigão’s advanced technology in the manufacture of rations for livestock and its extensive know-how in animal nutrition are important competitive advantages which will allow Essencial Pet Care to supply high quality products to the market.

“Perdigão operates seven animal feed plants which produce rations for the Company’s poultry and hog breeding activities as well as meeting the needs of breeders of other types of livestock. Approximately R$ 4 million has been invested in installing a modern line at the unit in Francisco Beltrão in the state of Paraná for producing chicken meat- and beef-based dog rations. Production volumes are to be adjusted according to market demand”, says Nilvo Mittanck, procurement and logistics director, who is heading up the new division.

Given the dry nature of the product, the commercial distribution of dog food will be different from the system employed for the Company’s core business, in the case of the new line, outsourced representatives and distributors being used. Perdigão’s other animal feed factories will provide logistical support for distribution in the regions where these units are installed. Initially, dog rations will be sold in the South and in São Paulo, locations where the dog population is largest.

Today, Brazil has a dog population of 28.8 million – a ratio of one dog for every six inhabitants. The Company will operate through specialized sales outlets – pet shops, veterinary clinics and agricultural product stores. In the case of the latter outlet, Perdigão is already well consolidated with sales of rations for other types of domestic pets. “Our goal is to achieve a share of 3% of total market volume by the end of 2009”, says Nilvo. For this purpose, the Company will be taking various initiatives to disseminate the new product among its target customer base.

BALANCE AND SUPPER LINE

The dog ration formulae to be sold under the Balance and Supper brands will combine carefully selected ingredients, enriched with vitamins and mineral salts, using all that is most advanced in equipment and research.

The Balance line will be sold in five different varieties: Small Thoroughbred Puppies, Medium and Large Thoroughbred Puppies, Small Thoroughbred Adults, Medium and Large Thoroughbred Adults and Senior Adults. This latter product includes ingredients that offer the benefits of maintaining vitality, a healthy immune system, healthy joints and prevention of osteoporosis. The products will initially be sold in 1 and 15 kilo packs.

In preparing the Balance line, Essencial Pet Care has been especially careful to select nutrients, which meet the specific needs of each animal in accordance with size, age and flavor. The products include in their formulae an innovation introduced by Essencial Pet Care: together with vegetables and the traditional chicken meats and beef, the new product will contain apple, which dog owners customarily give to their pets as a healthy tidbit.

All Balance’s products will be extremely tasty thanks to the use of selected ingredients together with yeast, which acts on the intestinal metabolism, improving the absorption of nutrients. The line also has a perfect balance between Omegas 3 and 6 to ensure healthy and shiny fur as well as being highly digestible and contains Yucca extract to ensure more solid feces with reduced volume and odor.

The constant quest for a better quality of life means that dog owners are extending this concern to their pets, which are considered as members of the family. It was with this special relationship in mind that the Company has opted to exploit the healthy life concept on the Balance product line packs, which shows dogs in movement. The images reflect the equilibrium of Balance, each variety being the perfect balance between nutrition and flavor.

The Supper line will come in Puppy and Adult versions. The formulae are complete and balanced dispensing any type of food supplement. Specific ingredients provide excellent flavor, thus making the product readily acceptable to the dogs. The line will be sold in 2, 15 and 25 kilo packs and offer the choice of Meat and Bone flavors.

PETFOOD MARKET IN BRAZIL

The pet food market in Brazil is a fast expanding business. Nilvo Mittanck says that the sector has been growing at an annual average rate of 20% since 1990. “This growth has been boosted by the increasing care and importance given to pets, which are considered members of the family”, the procurement and logistics director adds.

According to the National Association of Pet Food Manufacturers (Anfal Pet), in 2005, 1.5 million tons of pet food was produced corresponding to domestic market sales of US$ 1.8 billion.

Feel free to contact Edina Biava or Gabriela Las Casas at 5511.3718.5301.

São Paulo, March 15, 2007

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.